As Filed with the Securities and Exchange Commission on March 20, 2019	Registration No. 333-224614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

 FORM S-3

UNDER THE SECURITIES ACT OF 1933

LIGHTWAVE LOGIC, INC.

(Name of Registrant As Specified in its Charter)

Nevada	3080	82-049-7368
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

369 Inverness Parkway, Suite 350
Englewood, Colorado 80112
(720) 340-4949

(Address and Telephone Number of Principal Executive Offices)

Michael S. Lebby
Chief Executive Officer
369 Inverness Parkway, Suite 350
Englewood, Colorado 80112
Telephone: (720) 340-4949

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Clayton E. Parker, Esq.
John C. Scarborough, Jr., Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131-2399
Telephone: (305) 539-3300
Facsimile: (305) 358-7095

Approximate Date of Proposed Sale to the Public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Explanatory Note

This Post-Effective Amendment No. 1 to Registration Statement on Form S-3/A is being filed by Lightwave Logic, Inc. (the “Company”) solely to include as an exhibit the consent of its independent registered public accounting firm to the incorporation by reference of its reports on the financial statements appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 18, 2019. The consent to the incorporation by reference in the Company’s registration statement on Form S-3 (No. 333-224614) was inadvertently omitted from the consent filed with such Form 10-K. Other than the addition of the consent as an exhibit to this Post-Effective Amendment No. 1, there is no change to any information contained in the original Registration Statement on Form S-3 (File No. 333-224614) filed with the Securities and Exchange Commission on May 2, 2018.

Item 16.

Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm - Morison Cogen LLP	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longmont, State of Colorado on the 20th day of March 2019.

LIGHTWAVE LOGIC, INC.

By:	/s/ Michael S. Lebby
Michael S. Lebby
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chairman of the Board of Directors	March 20, 2019
Thomas E. Zelibor

/s/ Michael S. Lebby	Chief Executive Officer and Director	March 20, 2019
Michael S. Lebby

/s/ James S. Marcelli	President, Chief Operating Officer, Principal Financial Officer and Director	March 20, 2019
James S. Marcelli

*	Director	March 20, 2019
Joseph A. Miller

*	Director	March 20, 2019
Ronald A. Bucchi

*	Director	March 20, 2019
Siraj Nour El-Ahmadi

*	Director	March 20, 2019
Frederick J. Leonberger

*By:	/s/ James S. Marcelli
Jim Marcelli, as attorney-in-fact